UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 GSK plc

(the 'Company')

Change of name to GSK plc

The Company today confirms its name has changed from GlaxoSmithKline plc to GSK plc.

The Company announced the decision to change its name to GSK plc on 27 April 2022 together with its first quarter 2022 results. This change has now taken effect.

The London Stock Exchange and the New York Stock Exchange will reflect the change of name in due course.

Shareholders should note that their shareholdings will be unaffected by the change of name. Existing share certificates should be retained as they will remain valid for all purposes and no new share certificates will be issued.

The ISINs, SEDOLs, CUSIPs and ticker symbols of the Company's ordinary shares and ADS remain unchanged. The Company's Legal Entity Identifier (LEI) remains 5493000HZTVUYLO1D793.

V A Whyte
Company Secretary

16 May 2022

  SIGNATURES

GlaxoSmithKline plc
(Registrant)

Date: May 16, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc